January 3, 2012

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:         Julia E. Griffith, Special Counsel

Re:	Advanced Analogic Technologies Incorporated

Schedule 14D-9/A

Filed December 22, 2011

File No. 5-81524

Dear Ms. Griffith:

On behalf of our client, Advanced Analogic Technologies Incorporated (“AATI” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 29, 2011 (the “Comment Letter”), relating to the above referenced Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”). In response to the comments set forth in the Comment Letter, the Schedule 14D-9 is being amended and AATI is filing Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) with this response letter.

For your convenience, we have enclosed a copy of Amendment No. 2 with this letter. We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean AATI or its advisors, as the context indicates.

1.	We note your response to comment one in our December 20, 2011 letter. Revise the Schedule 14D-9 to include the preliminary financial information that appears in the November 9, 2011 Form 8-K, and disclose that AATI does not expect any material changes to the previously published financial results. In addition, please revise to describe the internal investigation and the reasons for AATI’s failure to file a periodic report on Form 10-Q for the quarterly period ending September 30, 2011. See Item 1011(c) of Regulation M-A.

AATI Response:

In response to the Staff’s comment, we have revised Item 8 in Amendment No. 2 to include the discussion requested by the Staff on page 35, and we have added a new Annex IV that includes the financial information released on November 9, 2011.

We also note that, on the date hereof, AATI filed a Current Report on Form 8-K and an associated press release announcing the conclusion of the internal investigation by AATI’s audit committee and that AATI anticipates filing its Quarterly Report on Form
10-Q for the quarter ended September 30, 2011 as soon as practicable. Nevertheless, we are adding the financial information in Annex IV to Amendment No. 2 in an effort to provide and reconfirm this information to investors at this time.

Securities and Exchange Commission

January 3, 2012

2.	We note your response to comment four in our letter dated December 20, 2011; however, we reissue our comment. We note that the board considered the prior opinion of Needham & Company, dated May 26, 2011 as a reason for recommending the offer. In addition, the board considered the analyses and presentations by senior management in consideration of the Original Merger Agreement as a reason for recommending the offer. Please revise to summarize the prior Needham Opinion and the prior presentations by management, or advise us. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A. In this regard, we note that some of this information was summarized and filed with the withdrawn registration statement on Form S-4 (333-174953).

AATI Response:

In response to the Staff’s comment, we have revised Item 4(c) on page 26 and Item 5 on page 29 in Amendment No. 2 to refer to a summary of the Needham & Company opinion, now included as Annex II to Amendment No. 2, and a full copy of the text of such opinion, now included as Annex III to Amendment No. 2.

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Please direct any questions to me at (650) 493-9300. You may also contact me via facsimile at (650) 493-6811 or via email at mreinstra@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark L. Reinstra

Mark L. Reinstra

cc:	Joseph Hollinger, General Counsel
Advanced Analogic Technologies Incorporated